The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au


SEC MAIL PROCESSING
RECEIVED
MAY 31 2006
WASH, D.C. 190 SECTION


06014001

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.
Attention: Filing Clerk

SUPPL

Re: Company: GPT RE Limited
File No:34819

26 May 2006

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following document is submitted in respect of the above registration:

Date	Documents
11/05/2006	Explores Establishment of Core Office Wholesale Fund
04/05/2006	March Quarter Update
28/04/2006	March 2006 Distribution
18/04/2006	Results of AGM
18/04/2006	AGM- Security Purchase Plan
24/03/2006	Annual Report
22/03/2006	Medium Term Note Issue
20/03/2006	Acquisition of Highpoint Shopping Centre
20/03/2006	Notice of General Meeting

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

Sincerely,



GPT RE Limited
James Coyne
Legal Counsel and Company Secretary







THE GPT GROUP ASX ANNOUNCEMENT

GPT EXPLORES ESTABLISHMENT OF HIGH QUALITY, CORE OFFICE WHOLESALE FUND

11 May 2006

Consistent with its stated strategy of developing a third party funds management platform and leveraging its considerable skills and experience across funds, asset and development management, GPT is currently exploring the establishment of a specialist core office wholesale fund.

To date GPT has held initial discussions with asset consultants and potential investors.

The planned fund would provide wholesale investors with the opportunity to invest alongside GPT in a well diversified portfolio of domestic, prime grade office assets. The fund would be positioned as the highest quality office exposure in the domestic wholesale funds sector.

GPT's intention would be to make a major co-investment in the fund, as well as retain a significant holding of prime grade, core office assets on the Group's balance sheet.

GPT's deliberations are at a preliminary stage. Should the fund proceed, GPT will inform the market accordingly.

ENDS



THE GPT GROUP ANNOUNCES

March Quarter Update

4 May 2006

GPT REMAINS ON TRACK TO DELIVER ON CURRENT FORECASTS

GPT provides a quarterly update for the March and September quarters to supplement the Mid-Year and Annual Results disclosures. The following information provides investors with an update on the activities of GPT for the March 2006 quarter.

SUMMARY

The performance of GPT's core portfolio remains solid and further progress in investing within the joint venture with Babcock & Brown has been made over the first months of 2006. GPT remains on track to deliver on the forecasts for distribution of 27.5 cps for the year ending 31 December 2006, as outlined in the Notice of Meeting and Explanatory Memorandum dated 2 May 2005.

The March quarter distribution, of 6.7 cents per security, will be paid on 25 May 2006.

Highlights during the quarter included:

- Further progress on a range of developments across the Retail, Industrial and Urban Communities Portfolios.
- Continued leasing activity within the Office Portfolio.
- Further progress in relation to the joint venture (JV) acquisition pipeline and the JV's first mezzanine funding exposure.

RETAIL PORTFOLIO

Sales Performance

In line with the broader market, the Retail Portfolio's sales performance has moderated over the last year, with comparable centre MAT up 1.8% and comparable specialty MAT up 2.2% in the year to March 2006. Across GPT's shopping centres, occupancy costs remain at a level that provides a strong platform for income growth and, importantly, vacancies and arrears remain very low.

- Total comparable MAT growth for the 12 months to 31 March 2006 was 1.8%.
- Total comparable specialty MAT growth for the 12 months to 31 March 2006 was 2.2%.
- The specialty occupancy cost for the regional Retail Portfolio was 14.8% at 31 March 2006.

Note: The above sales figures are exclusive of Westfield Penrith, Macarthur Square, Erina Fair and Melbourne Central, which are currently impacted by development, and of Highpoint Shopping Centre, which was acquired on 31 March 2006.

Specialty sales moderated over the quarter as a result of a weaker housing market, high petrol prices and the impact on consumer sentiment. In the short term, the outlook is for a continued moderation in sales. However, general economic conditions remain stable and we expect to see a return to stronger sales growth in the medium term.

Within the major retailers, Supermarkets are showing the strongest performance (comparable MAT up 2.8%). Department Stores and Discount Department Stores comparable MAT were up 0.9% and down 0.1% respectively.

The strongest performing specialty commodity groups include Shoes/Bags/Accessories and Eating Establishments. Weaker commodity groups include Jewellery, Newsagency/Books and Services.

Retail Portfolio Moving Annual Turnover per square metre

	Moving Annual Turnover				Occupancy Costs (%)	
CENTRE NAME	Centre MAT $PSM	Comparable Centre MAT Growth (%)	Specialty MAT $PSM	Comparable Specialty MAT Growth (%)	Centre (%)	Specialty (%)
Carlingford Court	6,263	(0.3%)	8,551	(0.6%)	8.2%	14.5%
Casuarina Square *	6,278	2.9%	8,970	4.0%	9.6%	13.8%
Charlestown Square *	7,170	2.8%	10,874	0.3%	9.3%	14.8%
Chirnside Park	6,749	2.3%	8,370	4.8%	6.3%	13.8%
Dandenong Plaza	3,694	(0.8%)	6,181	(1.9%)	10.5%	16.0%
Floreat Forum	7,032	6.4%	5,352	11.4%	7.7%	14.6%
Forestway	11,478	3.6%	8,659	4.3%	6.8%	13.1%
Parkmore	5,611	1.5%	6,420	1.9%	6.9%	14.0%
Sunshine Plaza *	7,334	3.1%	9,897	3.8%	9.0%	15.0%
Westfield Woden	6,789	0.6%	9,563	2.5%	8.4%#	14.2%#
Wollongong Central	5,692	(0.4%)	8,859	(0.2%)	10.3%	14.3%
Total Portfolio	6,284	1.8%	8,635	2.2%	8.7%	14.5%

Centres under Development						
Macarthur Square	5,548	9.0%	9,116	12.0%	9.6%	14.7%
Melbourne Central Retail	5,243	104.4%	6,685	94.4%	16.2%	17.7%
Westfield Penrith	6,748	6.2%	11,286	8.7%	9.6%#	15.2%#
Erina Fair	5,686	(1.3%)	7,021	(3.9%)	9.9%	18.8%

* Casuarina does not include Monterey House; Charlestown does not include Pacific Highway properties; Sunshine includes Plaza Parade but does not include Maroochydore Superstore or Horton Parade.

As a result of the transfer of information between GPT and Westfield systems it has been necessary to use passing rent for historical data to calculate occupancy costs for Penrith and Woden. Therefore occupancy costs for these centres will be estimates until one full year of rental data has been tracked by Westfield (June 2006).

NB: Centres under development are shown for information only. Until centres have traded for a full 24 month period post development these figures do not accurately reflect underlying performance.

NOTE: Sales reporting methodology:

GPT has reported sales in accordance with new Shopping Centre Council of Australia (SCCA) guidelines since 1 July 2005. These guidelines have been established to create consistency in reporting across the industry. Changes to previous sales reporting methodologies including:

- the incorporation of the commercial sales category (predominantly travel) into total centre sales;
- the classification of mobile phone retailers into the specialty store category;
- the inclusion of total comparable MAT growth as opposed to MAT $psm growth; and
- historical information has been adjusted to ensure like for like growth comparison.

These changes have had a minimal impact on GPT sales reporting.

Retail Acquisition

GPT acquired a 50% interest in Highpoint Shopping Centre and the management rights on 31 March 2006 for a total of $621.2 million (excluding acquisition costs). GPT anticipates a first year yield of 5.8% (5.5% including acquisition costs) on its investment. The Centre is one of Australia's top 10 super regional centres and is the only regional shopping centre servicing the western and north-western suburbs of Melbourne. Following completion of a recent expansion, the Centre will consist of 126,000 sqm of GLA with approximately 400 retail tenancies. The Centre has significant development potential, with current land holdings and existing planning approvals allowing for a further expansion of up to 30,000 sqm of GLA.

Retail Development

Westfield Penrith – The $70 million (GPT's 50% share) major expansion of Westfield Penrith opened in November 2005. The expansion was completed on schedule and fully leased and is now forecast to deliver a year 1 yield of 9%. The Centre was ranked Number 1 in terms of Specialty Sales per sqm in the March 2006 edition of Shopping Centre News 'Big Guns', demonstrating the strength of the Centre's retail offer and excellent trading performance.

Macarthur Square – The final stage of the $109 million (GPT's 50% share) major expansion of Macarthur Square is nearing completion. The first stage of the redevelopment opened in November 2005, and the second stage of the development, which includes the Town Square precinct opened in March 2006. The final stage of the development, which includes the AMF Bowl, is due to open in July 2006. Early indications are that both sales and traffic are in line with forecasts, and the development is on track to deliver the forecast year 1 yield of 8.0%.

Rouse Hill – The $470 million Rouse Hill Town Centre is now underway following the official launch and groundbreaking on 3 April 2006. The Town Centre is one of the last major greenfield regional retail opportunities within the Sydney metropolitan area. Stage one of the 65,000 sqm retail development is programmed for completion in late 2007 and the remainder of the project is due to open early in 2008.

Charlestown Square – Masterplanning is advanced on the major expansion of Charlestown Square, which involves expanding the Centre from approximately 47,000sqm to 85,000sqm. This scheme requires expansion of the Centre onto the existing Charlestown Bowling Club site and a number of land parcels owned by Lake Macquarie Council. We are now in the process of acquiring land from the Council that will pave the way for rezoning and DA lodgement towards the end of the year. GPT anticipates being in a position to provide further information on the plans for this development later this year.

Wollongong Central – Masterplanning is advanced to reposition Wollongong Central as the dominant regional centre in the Illawarra, which involves expanding the centre from approximately 39,000sqm to 60,000sqm. GPT anticipates being in a position to provide further information on the plans for this development later this year, once the development proposal has been formalised.

OFFICE PORTFOLIO

Following from a strong leasing result over 2005, during which a total of 108,000 sqm was leased across the Portfolio, GPT's Office Portfolio continues to maintain its position, with 29,500 sqm leased and terms agreed over a further 15,800 sqm across the Portfolio in the three months to 31 March 2006. As a result, Portfolio occupancy has increased slightly, to 95.2% (excluding Darling Park 3).

While demand has been positive in all capital cities this quarter, conditions across Australia's office markets are varied. In Sydney, where the majority of GPT's office assets are located, softer positive net absorption of 45,600 sqm was recorded against a December 2005 quarter of 93,900 sqm, however additional supply has resulted in the vacancy rate increasing from 10.4% to 10.9%. As a result, leasing of vacant space remains a focus for the Office team. While conditions in the Melbourne market have improved, the risks associated with additional supply remain in this market. With a decline in vacancy rates over the quarter to 2.7%, Brisbane displayed strong performance. Canberra's vacancy rate reduced to a low 2.0%, however significant supply under construction is forecast to increase vacancies in 2007.

Leasing Update

Leasing results in the third quarter have improved the Portfolio's position with occupancy increasing to 95.2%. The leasing focus during the first quarter has continued to be on reduction of the limited vacant space across the Portfolio and there has been further success in leasing at key assets such as Australia Square and the MLC Centre over the period.

As at the end of the quarter, the 2006 calendar year expiry is now only 3.7% of the Portfolio and the weighted average lease term to expiry is 6.3 years. Leasing of the remaining vacancy to reduce short and medium term expiry risk continues, particularly in Sydney, to be the major focus of the Office Portfolio team.

Key leasing results over the period included:

- In Sydney at Australia Square, Ninemsn have expanded and leased Level 9 of the Tower building (1,030 sqm) for 8 years and 4 months. Additional leases over 2,560 sqm have also been agreed with a range of tenants on terms ranging between 4 and 6 years.
- At the MLC Centre, the Australian Government Solicitors have leased 3,200 sqm for 15 years.
- United Medical Protection has leased 2,590 sqm at the HSBC Centre from June 2006 for a period of 10 years and Social Security Appeal Tribunals has leased 810 sqm also on a 10 year term.
- At 179 Elizabeth Street, only one full floor and two small suites (a total of 1,910 sqm) remain to be leased.
- At the Citigroup Centre both AWAS (1,790 sqm for 10 years) and Regus (1,840 sqm for 8 years) have renewed.
- Melbourne Central has 100% occupancy following a lease over the last remaining suite of 200 sqm to Ericsson.
- At the Riverside Centre 2,920 sqm of leasing and renewals were achieved maintaining almost 100% occupancy.

After the period GPT agreed terms to surrender a 5,500 sqm lease to UBS at 530 Collins Street, Melbourne. UBS will vacate their premises on 30 September 2006 to facilitate a new lease for over 7,000 sqm to St George on a term of 10 years, 3 months from 1 October 2006. Planning is underway for the addition of retail areas and a refurbishment of the main lobby to reposition the public areas of this asset.

Planning has also commenced for the addition of retail space across the waterfront at the Riverside Centre in Brisbane, and a Development Application has been submitted to construct two additional office towers at the Brisbane Transit Centre.

HOTEL/TOURISM PORTFOLIO

Inbound tourism is continuing to experience modest annual growth, following a record year for arrivals to Australia with a total of 5.5 million visitors representing an increase of 5.4% over 2004. Growth occurred across most markets, but with particularly strong growth from China, South East Asia, Europe and New Zealand.

The first quarter of 2006, however saw inbound tourism weaken - down 2% compared to the previous corresponding period, with the UK and Japan in particular under performing. This reduced inbound demand has impacted the Portfolio's performance with the major assets displaying a slow down in the strong growth achieved in 2005.

During the quarter, domestic leisure demand has experienced an improvement within the portfolio as a result of tactical marketing, but remains generally weak overall. Contributors to this domestic weakness include solid outbound Australian travel and softer domestic economic conditions resulting in reduced discretionary spending. Also impacting performance during the quarter was Cyclone Larry, which struck the North Queensland Lodges properties in March resulting in closure of two resorts and reduced trading at others due to very poor weather conditions.

Ayers Rock Resort

Ayers Rock Resort has performed well despite the impact of reduced inbound tourism in the period. Approximately 69% of the Resort's guests are international. Whilst occupancy was down, revenue was up marginally at 1%.

Ayers Rock Resort (incl. Alice Springs)	YTD Mar 2005	YTD Mar 2006	Variance
Rooms Available	83,731	83,700	0.0%
Rooms Sold	51,776	50,289	-2.9%
Occupancy	62%	60%	-2.0%
Room Rate	$220	$220	0.0%
Total Revenue (000)	$27,945	$28,217	1.0%

The key performance indicators to March 2006 are shown below.

GPT's work in lobbying for a regional rollout of Opal fuel (the new non sniffable petrol) in Central Australian Aboriginal communities was progressed with the launch of the GPT funded Access Economics cost/benefit analysis on March 14. This lobby effort aims to improve the wellbeing of Aboriginal communities in the areas in which GPT operates.

Four Points by Sheraton Hotel, Sydney

In the first quarter, Four Points' performance slowed from previous periods although revenue continues to increase. The comparatively lower occupancy was due to a lack of major citywide conventions (compared to strong convention demand in 2005) and generally weaker inbound demand. However, occupancy has remained high and room rate continued to increase (up by 3.9%) year to date to March 2006.

The key performance indicators to March 2006 are shown below.

Four Points Sydney	YTD Mar 2005	YTD Mar 2006	Variance
Rooms Available	56,700	56,700	0.0%
Rooms Sold	48,398	47,300	-2.3%
Occupancy	85%	83%	-2.0%
Room Rate	$178	$185	3.9%
Total Revenue (000)	$11,711	$11,912	1.7%

Voyages Lodges

Five of the Voyages Lodges properties located in Far North Queensland were impacted by Cyclone Larry in March. While damage to the majority of assets caused by the Cyclone was minimal more substantial damage at Dunk and Bedarra Islands has resulted in these resorts being closed until July while repairs are undertaken. GPT has insurance in place to cover both loss of profits and repairs.

Like Ayers Rock, Voyages Lodges has experienced improved domestic demand during the quarter in response to increased tactical marketing but a decrease in inbound guest demand.

The key performance indicators to March 2006, which are shown below, indicate some improvement in the underlying performance of the portfolio in the absence of the impacts of Cyclone Larry and the associated disruption to trading caused by extreme weather conditions.

Voyages Lodges	YTD Mar 2005	YTD Mar 2006	Variance
Rooms Available	61,342	61,122	-0.4%
Rooms Sold	35,795	34,571	-3.4%
Occupancy	58%	57%	-1.0%
Room Rate	$238	$246	3.4%
Total Revenue (000)	$20,059	$19,644	-2.1%

Note: The above figures do not include the impact of any insurance claims or El Questro Resort and Wrotham Park, which do not operate during this period.

Holiday Inn Brisbane

Supply and demand conditions in the Brisbane market remain positive and the Holiday Inn continues to maintain high occupancy and growth in room rates and revenue.

The key performance indicators to March 2006 are shown below.

Holiday Inn Brisbane	YTD Mar 2005	YTD Mar 2006	Variance
Rooms Available	17,280	17,280	0.0%
Rooms Sold	14,968	15,470	3.4%
Occupancy	87%	90%	3.0%
Room Rate	$118	$129	9.3%
Total Revenue (000)	$2,783	$2,910	4.6%

INDUSTRIAL/BUSINESS PARK PORTFOLIO

GPT's Industrial & Business Park Portfolio continues to maintain strong fundamentals, with occupancy of 98% and an average lease term of 6 years by income across the Portfolio at 31 March 2006.

Acquisition of $94 million Industrial Portfolio

During the quarter GPT acquired six industrial assets located in key industrial markets across Sydney, Melbourne, Brisbane and Canberra for $94.4m million before acquisition costs. The acquisitions significantly expand the scale and diversity and enhance the long term development potential of the Portfolio.

The assets were acquired off-market through GPT's relationship with Babcock & Brown, with an initial yield of 8.4% before acquisition costs.

The majority of the assets have long-term leases in place with major corporate and government tenants and provide growth through structured rental increases. Tenants include The National Archives (facilities located in Canberra, Sydney and Melbourne), Smorgon Steel (facilities in Brisbane and Melbourne) and Vodafone in Sydney.

Development update

Austrak Business Park, Somerton – Practical completion of the 22,200sqm Labelmakers facility was achieved in April 2006 and construction is continuing on the 74,700 sqm national distribution centre for Coles Myer (due for completion in early 2007). Both major facilities will benefit from the strategic location of the Park and the inter-modal rail terminal.

Sydney Olympic Park – Construction on Quad 4 at Homebush Bay is well underway, with completion expected at the end of 2006. This development will provide approximately 7,500 sqm of A grade office space, and will complete the Quad Business Park. The marketing campaign has now commenced and good levels of enquiry are being received from the market.

Abbot Road Seven Hills, NSW - In March GPT exchanged contracts on a 4 hectare site at Seven Hills in Sydney for $14.5 million (excluding acquisition costs). The site houses various older style improvements and will be leased back to the vendor, Intercast and Forge, for a period of 5 years, providing an initial yield of 9% before acquisition costs. This site provides a strategic land bank near the junction of the M2 and M7 Motorways suitable for a variety of future industrial development opportunities. The surrounding developments comprise modern transport and logistics facilities leased to major users including Asics and Panasonic.

URBAN COMMUNITIES PORTFOLIO

Works officially commenced on site at the Rouse Hill Regional Centre (New Rouse Hill) on 3 April 2006 with a sod turning ceremony attended by the NSW Minister for Planning. The first stage of the development includes the Town Centre retail being developed by GPT and approximately 100 residential apartments being developed by the GPT and Lend Lease joint venture. Settlement of initial sales at Honeyeater Crescent (the first residential lots released) have occurred following registration of the land subdivision.

At the Twin Waters development, sales are continuing for the 64 residential lots and service works have now commenced on the site.

JOINT VENTURE

The Joint Venture has made further progress since February 2006, with assets acquired or under contract totalling approximately $3.9 billion. Acquisitions since February have predominantly been in the European Light Industrial sector, together with a mezzanine loan in the US multi-family sector.

German Residential

The German Residential Portfolio comprises approximately 20,000 apartments, located primarily in the former western Germany and Berlin, with an acquisition cost of approximately $1.3bn (33% of the Fund). The assets are performing at or above acquisition commerce. Opportunities to maximise the value of the portfolio are being progressed.

European Light Industrial

The joint venture with Halverton REIM is progressing well and this portfolio now comprises 62 properties (acquired and under contract) located across Germany, the Netherlands, France and Denmark, with an acquisition cost of approximately $855m (22% of the Fund). The acquisition pipeline remains strong, with approximately another 20 properties currently under offer. All owned assets are performing to expectations. We do expect to see improvements in the operating performance of the portfolio over time resulting from active asset management.

European Retail

This portfolio comprises 30 assets, including 22 German neighbourhood centres and four shopping centres, with a cost of approximately $865m (22% of the Fund). All assets are performing to expectations, with the exception of Galerie Butovice in Prague, which is a newly developed centre operating in a highly competitive retail market. GPT is asset managing the shopping centres on behalf of the JV, with the major focus being asset planning and the master planning of the Straubing and Pomorska shopping centres, both of which have some short term development potential.

US Retail

A 90% interest in six US retail malls was acquired at a cost of approximately $470m (12% of the Fund). The portfolio is performing in line with expectations. Development is underway at Valdosta (completion late 2006) with a new lifestyle component and junior anchor stores being added to the tenant mix. Myrtle Beach is undergoing a repositioning with the addition of a new 12 screen cinema complex and specialty re-mixing. University Village continues to stabilise after its recent expansion. GPT is asset managing this portfolio on behalf of the JV, with the current focus being asset planning and on ensuring the portfolio is managed actively to maximise both the short and long term performance of the assets.

German Office

The Württembergische Office portfolio acquisition was completed during April, bringing the total acquisition cost for this portfolio to approximately $300m (8% of the Fund). The JV continues to see opportunities to grow and diversify the tenant base of this portfolio by targeting assets that have sought after inner-city locations in the smaller German cities, with attractive yields and the potential to add value through lengthening lease expiries and reducing costs.

Mezzanine

As originally outlined in the Explanatory Memorandum in May 2005, the JV Fund has a strategy to assemble a diversified portfolio of real estate-related mezzanine funding positions that provide appropriate, risk-adjusted returns. The JV Fund's first investment in this sector is an $84m mezzanine loan secured over a US$900m Multifamily Portfolio, comprising approximately 19,500 apartments in 11 states in the sunbelt of the USA. The loan has a 10% coupon, with a term of ten years. The JV Fund has also taken a minority interest of $20m in the equity of this portfolio, alongside a syndicate of other parties that includes Babcock & Brown. With this acquisition the portfolio comprises 3% of the JV Fund asset base. The JV intends to grow and diversify this portfolio over the course of 2006 to represent approximately 6% at full investment.

Capital Management

Consistent with our strategy, the interest rate exposure of the JV Fund is substantially hedged, with a weighted average fixed or hedged term at a Fund level of around five years. GPT's Euro income from the JV Fund is also substantially hedged.

Despite the rising interest rate environment in Europe, the JV acquisition pipeline remains strong and the JV remains on track to achieve full investment by December 2006 and to make a strong contribution to GPT's earnings in 2007.


RECEIVED
MAY 3 1 2006

CAPITAL MANAGEMENT

At 31 March 2006, GPT had total debt of $4.57 billion, representing a gearing level of 39.5%. The effective interest rate was 5.23% (after fees & margin). On 22 March 2006, GPT announced the issue of $700 million in Medium Term Notes. A total of $700 million in fixed and floating 3-year notes was issued, with maturity of 30 March 2009. The notes were issued to a range of investors, at a margin of 40 basis points above the 3-year swap mid level.

The majority of GPT's debt is hedged against short-term movements in interest rates. The weighted average length of debt was 2.6 years at 31 March 2006.

A detailed Debt and Hedging Schedule is attached.

ENDS

For further information please call:

Nic Lyons	**Chief Executive Officer**	02 8239 3565
Michael O'Brien	**Chief Operating Officer**	02 8239 3544
Donna Byrne	**Head of Investor Relations & Corporate Affairs**	02 8239 3515
Kieran Pryke	**Chief Financial Officer**	02 8239 3547
Neil Tobin	**General Manager, Joint Venture**	02 8239 3552
Mark Fookes	**Head of Retail**	02 8239 3518
Tony Cope	**Office Portfolio Manager**	02 8239 3535
Bruce Morris	**Hotel/Tourism Portfolio Manager**	02 8239 3541
Victor Georos	**Industrial/Business Park Portfolio Manager**	02 8239 3560
Martin Janes	**Urban Communities Portfolio Manager**	02 8239 3522



The GPT Group

GPT Portfolio Hedging and Debt Issuance

As at 31 March 2006

Overview

- Credit Rating BBB+ (long term)
- Drawn down €540 from the Euro 600m Syndicated Facility for European investment
- Current gearing is 39.5%
- Weighted average cost of Australian debt including fees and margins is 5.70% (excluding Euro drawdown facility debt)
- Weighted average length of debt is 2.6 yrs
- Euro income hedged between 0.5620 and 0.5745 over the next 5 years

		AUD
GPT Debt (Face Value)		**$m**
Short Term Notes, due within 3 months		$680
Short Term Notes, US Funding		$208
Commercial Bills, due in 7 months		$213
Medium Term Notes		
Floating Rate due in 1 year		$320
Fixed Rate, due in 1 year		$320
Fixed Rate, due in 2 years	(1)	$300
Floating rate, due in 3 years		$615
Fixed Rate, due in 3 years	(2)	$485
Floating rate, due in 5 years		$125
Fixed rate, due in 5 years		$100
Floating rate, due in 8 years		$12
Fixed rate, due in 8 years	(3)	$200
CPI Bonds, due in 2029		$125
Euro Drawdown €540 converted to AUD, due in 2.3 years		$871
Total Debt		**$4,574**

GPT Interest Rate Management		
Floating	(4)	$461
Current Swaps		$3,093
Fixed		$895
CPI		$125
Total		**$4,574**

(1) $150m has been swapped to floating
(2) $160m has been swapped to floating
(3) This has been swapped to floating
(4) Floating debt after taking into account current swaps

Current effective interest rate after fees & margins is 5.23%* on

$4,574m of debt outstanding.

* includes the borrowing costs from Euro facility

AUD Current Interest Rate Hedging

Hedging Position As at	Average Rate Incl Margins & Fees	Total Principal Amount $ millions	Principal amount of derivative financial instruments $ millions	Principal amount of fixed rate borrowings $ millions
31 March 2006*	5.70%	3,360	2,340	1,020
31 December 2006	5.55%	3,183	2,443	739
31 December 2007	5.55%	3,079	2,480	599
31 December 2008	5.53%	2,872	2,322	550
31 December 2009	5.46%	2,307	2,082	225
31 December 2010	5.31%	1,811	1,645	166
31 December 2011	5.05%	1,263	1,138	125
31 December 2012	4.86%	1,076	951	125

AUD Fixed Exposures & Weighted Average Cost (including Margin & Fees)



4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
$millions
5.80%
5.60%
5.40%
5.20%
5.00%
4.80%
4.60%
4.40%
Average Interest Rates
5.70%
5.55%
5.55%
5.53%
5.46%
5.31%
5.05%
4.86%
Mar-06 Dec-06 Dec-07 Dec-08 Dec-09 Dec-10 Dec-11 Dec-12
maturity
Knockout Swaps (6%, 6.5%, 6.75% & 7% KO) & Swaptions
Swaps
Fixed Exposures
Average Fixed Rate

Debt Maturity Profile (as at 31 March 2006)


$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$ millions
$1,741
$1,271
$225
$212
$125
2006
2007
2008
2009
2010
2011
2012
2013
2029
maturity
Debt

Forward Exchange Contracts

The cash flows are expected to occur at various dates from the balance date to the period outlined below. At 31 March 2006, the details of outstanding contracts are:

	Sell Euros	Average exchange rate	AUD Equivalent
	31-Mar-06	31-Mar-06	31-Mar-06
Maturity	EUR(€ M)	AUD/EUR	AUD($M)
Less than 1 year	28.6	0.5745	49.7
1- 2 years	32.3	0.5655	57.2
2 - 3 years	37.7	0.5663	66.6
3 - 4 years	42.0	0.5659	74.3
4 - 5 years	32.1	0.5620	57.1
Over 5 years	3.9	0.5480	7.1

	Sell USD	Actual exchange rate	AUD Equivalent
	31-Mar-06	31-Mar-06	31-Mar-06
Maturity	USD($ M)	AUD/USD	AUD($M)
Less than 1 month	-	-	-
1 - 2 months	82.8	0.7396	111.9
2 - 3 months	70.9	0.7362	96.3

File No 34819



The GPT Group

GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

GPT Management Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

28 April 2006

Dear Sir,

GPT advises the income distribution for the quarter ended 31 March 2006 will be 6.7 cents per stapled security. This comprises:

Trust Distribution	6.7 cents
Company Dividend	Nil
Total Amount Distributed	6.7 cents

(a) Trust Distribution

A distribution for the three months ended 31 March 2006 of 6.7 cents per security will be paid by the Trust on 25 May 2006 (the distribution for the three months ended 31 March 2005 was 5.7 cents per security and the distribution for the three months ended 31 December 2005 was 6.6 cents per security).

Details regarding the components of the distribution will be provided with the annual tax statement.

(b) Company Dividend

No dividend will be paid for this period.

(c) Books Closing Date

In accordance with Listing Rule 3A(5), we give formal notice that the register of security holders will close at 5.00pm, 12 May 2006 for the purpose of determining those security holders entitled to participate in the distribution for the quarter ended 31 March 2006, payable on 25 May 2006.

Documents will be accepted for registration until 5.00 pm on the books closing date at the Sydney Register only:

Securities Registration Services
Link Market Services Limited
Level 8, 580 George Street
SYDNEY NSW 2000

Yours faithfully

James A Coyne
Company Secretary

The GPT Group

THE GPT GROUP ANNOUNCES

Results of Annual General Meeting

18 April 2006

GPT Announces all Resolutions Put to Today's Meeting Passed by the Requisite Majority

GPT RE Limited, as Responsible Entity of General Property Trust Group (GPT), is pleased to announce that each of the seven Resolutions put to today's Meeting of Securityholders was passed by the requisite majority. Details of the voting are set out below.

RESOLUTION 1

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,279,195,366	66,227,638	919,709	17,962,700

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,298,325,142	66,236,284	938,034	95.15	4.85

RESOLUTION 2

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,334,431,298	816,874	976,320	18,080,921

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,363,687,966	816,880	994,714	99.94	0.06

RESOLUTION 3

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,217,915,972	127,333,446	984,405	18,071,590

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,237,152,109	127,355,220	992,231	90.67	9.33

RESOLUTION 4

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,265,636,348	75,347,621	4,927,200	18,380,086

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,285,095,442	75,427,647	4,962,213	94.46	5.54

RESOLUTION 5

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,298,008,379	43,938,785	3,804,990	18,440,064

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,317,465,577	44,000,901	3,883,220	96.77	3.23

RESOLUTION 6

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,294,506,613	46,982,176	4,297,580	18,517,044

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,314,079,902	47,051,040	4,335,675	96.54	3.46

RESOLUTON 7

TOTAL PROXIES

FOR	AGAINST	ABSTAIN	OPEN
1,329,744,544	12,560,829	4,151,987	10,130,532

TOTAL VOTES CAST

FOR	AGAINST	ABSTAIN	% FOR	% AGAINST
1,340,805,799	12,688,756	4,238,488	99.06	0.94


GPT
The GPT Group

THE GPT GROUP ANNOUNCES

Security Purchase Plan

18 April 2006

GPT Introduces Security Purchase Plan

GPT RE Limited, as Responsible Entity of General Property Trust Group (GPT), is pleased to offer securityholders the opportunity to purchase additional securities (New Securities) in GPT, through participation in a Security Purchase Plan (SPP). New Securities will be issued at a discount to the closing price on 13 April 2006 and without brokerage or transaction costs. The Plan recognises that GPT has not had a distribution reinvestment plan in place for some time.

The capital raised under the SPP will be used to reduce debt and partly fund GPT's acquisition pipeline. The SPP is underwritten by Macquarie Capital Equity Markets Limited up to $100 million. The SPP will be neutral in terms of GPT's distribution forecast of 27.5 cents per security for 2006.

Eligible securityholders have the opportunity to apply for either $1,000, $3,000 or $5,000 worth of New Securities, which will be issued at the lower of:

- $4.09, being a 2% discount to the closing price of GPT securities on 13 April 2006 ($4.17); and
- A 2% discount to the average of the daily volume weighted average price of GPT securities traded during the 10 trading days immediately following the close of the offer on 19 May 2006.

The New Securities are expected to be allocated on 8 June 2006. These securities issued under the Plan will rank equally from allotment and will be entitled to the interim distribution for the quarter ending 30 June 2006.

Participation in the SPP is open to all securityholders registered on GPT's security register as at 5:00pm on 18 April 2006 (the Record Date) residing in Australia or in those countries in which it is lawful and practical in the opinion of the Responsible Entity for GPT to offer and issue securities under the SPP.



Record Date:	**5.00pm on 18 April 2006**
Offer Opens:	**1 May 2006**
Offer closes:	**5.00pm on 19 May 2006**

For further information, please contact:

Donna Byrne
Head of Investor Relations
Ph: (02) 8239 3515
0401 711 542



GPT RE Limited
ABN 27 107 426 504
as Responsible Entity of
General Property Trust
AFSL 250126

GPT Management
Holdings Limited
ABN 67 113 510 188

Level 52
MLC Centre
19 Martin Place
Sydney NSW 2000
Australia

T: +61 2 8239 3555
F: +61 2 9225 9318
E: gpt@gpt.com.au
www.gpt.com.au


SEC MAIL PROCESSING
MAY 31 2006
WASH. D.C.
190
SECTION

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)
20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

GPT Group

18 April 2006

Dear Sir,

1. AGM

Please find attached script and accompanying presentation in relation to GPT's Annual General Meeting to be held at 2.00pm on 18 April 2006.

2. Security Purchase Plan

Also attached is an announcement regarding GPT's proposed Security Purchase Plan.

Yours faithfully,



James A Coyne
Company Secretary


The GPT Group

MEETING OF GPT SECURITYHOLDERS
on 18 April 2006 at 2:00pm

CEO's Address: Group Update

Thank you Peter.

Like Peter I am pleased to be presenting to you today as part of a new GPT – one which has evolved with a new strategy and direction which we believe creates a more compelling and competitive business model for the future.

I would like to firstly update you on the progress of the proposal we put to you in June last year, before touching on the financial returns for 2005 and some operational highlights.

The proposal entailed three key initiatives:

1. Internalising the management of GPT
2. Creation of a Joint Venture with Babcock & Brown
3. Sale of Part Interests in 3 retail assets to Westfield

Following approval of the proposal at the meeting of 2 June 2005, the new Group effectively assumed Management on the 6th of June.

We were operating from the MLC Centre – one of the Office Portfolio's jointly owned assets on 6 June 2005 and we transferred the majority of staff, comprising the retail team, as well as the management of the wholly owned retail assets on 15 August – effectively completing the transition.

This internalisation of management and transfer of staff and systems from Lend Lease was completed smoothly.

We now have our own full scale property team with over 250 staff across the business.

This team is wholly focussed on GPT's investments and their performance and is committed to delivering the maximum value for our investors. We have given full reign to a strong culture – one which is collaborative, performance oriented and professional and have been pleased with the enthusiasm and commitment of GPT's team – many of them leaving long careers with Lend Lease to join GPT.

Reflecting our focus on growing the business and active management, this team has delivered strong returns already, and I will give you an overview of our performance shortly.

Importantly we achieved this transition in line with our forecast cost. In addition the payment to Lend Lease of $16.5 million was well below the $45 million originally contemplated.

Now turning to the Joint Venture.

We developed the Joint Venture with Babcock & Brown to serve as a 'growth engine' for GPT and to provide GPT with a platform from which to increase significantly the rate of growth in earnings and distributions while preserving GPT's traditional strengths and its essential character as a vehicle at the lower end of the risk spectrum for listed property trusts.

We have capped our investment in the Joint Venture to 15% of GPT's total assets and developed clear strategic objectives for the Joint Venture: to acquire and manage assets which have attractive underlying investment fundamentals; to finance selected assets and development projects and to build a funds management business.

To date we have made excellent progress and we are already seeing benefits from this strategy.

We have established a team of staff dedicated to the Joint Venture located in Sydney, London and the US;

We have created a strong investment portfolio in selected international markets, with a stable income stream being delivered from a portfolio which has quickly grown from the $1.1 billion in seed assets to around $3.5 billion and is diversified by country and sector as outlined in this slide.

These investments meet our objectives of secure cashflows and a yield above the cost of funds.

We were the first major Australian LPT to recognise the attractiveness of the European markets – something which has proven an advantage as more and more offshore investors look to these markets and prices and yields are being impacted. We are confident of continuing to identify and secure assets consistent with the Joint Venture's strategy and in our ability to be fully invested by the end of this year.

The debt facilities and currency hedge profiles outlined in the Explanatory Memorandum to reduce volatility of returns from these investments have also been put in place over the year.

The final component of the proposal was the sale of a partial interest in three assets to Westfield. On 1 July we announced the implementation of the Penrith and Woden Plaza transactions. GPT retains a 50% interest in each of these two centres. The option agreement with Westfield in respect of Sunshine Plaza has now lapsed.

We forecast that these changes would achieve:

- Stronger distribution and price performance
- A substantial Fee saving and lower management expense ratio or cost base; and
- A stronger growth outlook

And I am pleased to report we have delivered on these objectives and after only 7 months of operation as an independent entity are well on the way to achieving the longer term objectives outlined in our EXPLANATORY MEMORANDUM.

So, turning to the financial performance and some brief key highlights across the Group for 2005:

You will have noted this year that our financial report looked markedly different – this was the result of the impact of the International Financial Reporting Standards which we adopted for the first time in 2005.

Despite the change in appearance, our key operating metrics remain strong and we have delivered on the forecasts outlined in the EXPLANATORY MEMORANDUM as shown in this slide:

The total amount available for distribution was $492.3 million – slightly above our forecast.

Underpinning this result was solid operating performance – we delivered an increase across our key metrics of:

Distribution – with the distribution per security increasing by 10.9% on 2004

and underlying earnings per security, which increased by 14.5%.

These rates of growth represent a significant increase on previous years where 3-4% growth was the norm.

Our NTA per security has increased to $3.16 and our 1 year return, at 16.7%, was well above the property trust index return of 12.5%.

This return also reflected a strong increase in price, which you can see on this graph has continued to improve post year end. The increase in price – from $3.05 just prior to the proposed Lend Lease merger to our price currently of over $4.15 represents an increase in value of well over $2 billion to investors.

Our total return for the year to the end of this March was 24% - well above the index return of 18.2%.

If we move now to our property investments – you can see that we have maintained a good level of diversity and at the end of 2005 had over $10 billion invested in the Joint Venture and our core Australian portfolio.

Our retail portfolio remains our largest investment – with a value of $4.5 billion at December which has grown to $5.1 billion with the acquisition of a 50% interest in Highpoint Shopping Centre in Melbourne in March.

Highpoint is one of Australia's leading super regionals and we are very excited about not only benefiting from our ownership interest but contributing to the Centre's future performance and development via our management on behalf of GPT and our joint owners the Besen family.

The partnership with the Besen family is founded on collaboration, excellence, innovation and mutual respect. We are appreciative of the trust placed in GPT by such a respected player in the Australian retail sector.

Our ability to access such a rarely offered and competitively sought asset demonstrates the strength of our management team and our integrated management model as a stapled entity.

In terms of performance we are continuing to deliver solid returns from the portfolio – with income up by over 4% on a comparable basis and sales and operating metrics remaining strong.

Our occupancy is high and arrears low demonstrating our active management of the assets.

We have also delivered on a range of developments – the $260 million Melbourne Central transformation was complete in September, we completed a major development at Penrith on behalf of GPT and our joint owner Westfield and the second stage of Macarthur Square was completed in March this year.

All are quality developments which will contribute to the long term performance of these assets.

We also have significant development opportunities – we have just commenced the Rouse Hill Town Centre – the $470 million development will create a brand new retail and leisure destination on a rare Greenfield site in one of Sydney's strongest growth corridors, and we are making good progress with plans for major expansions of Charlestown Square and Wollongong Central.

Demonstrating our active approach to assets, our office portfolio – valued at $3.5 billion - was remixed during the year.

We sold 120 King Street in Melbourne – a relatively small asset, and added to the portfolio with the completion of the final stage of the Darling Park complex in Sydney.

As you can see Darling Park stage 3 is a quality office building located on Darling Harbour. The building has less than 3 floors remaining to be leased.

Our portfolio delivered good results despite a challenging market – with comparable income flat. However we retained high occupancy and a long average lease term as a result of significant leasing during the year – a great result from our office team.

We hope to see stronger results from the portfolio as we begin to benefit from recent improvements in the office markets.

In the Hotel/Tourism portfolio the benefit of strong growth in inbound tourism contributed to increased income of close to 9%.

Ayers Rock Resort, the Four Points by Sheraton and the Holiday Inn Brisbane all increased room rate and revenue.

The Lodges portfolio, which includes the P&O resorts acquired in July 2004, was expanded with the acquisition of the unique El Questro resort in the Kimberleys. While the initial performance of the P&O assets has been a little softer than we expected due to weaker domestic leisure demand we see opportunities for improvement through marketing to the inbound leisure market which is forecast to grow.

Our Industrial and Business Parks portfolio had a great year

– delivering strong operating and income results and also securing future growth through both development – at the Quad in Homebush Bay and our Austrak site in Victoria - and additional acquisitions.

In February we announced the acquisition of six new assets for a cost of $94.4 million. Babcock & Brown introduced the portfolio to GPT, demonstrating the value of our relationship outside the Joint Venture.

Our Urban Communities portfolio is currently small – with two projects in conjunction with Lend Lease. The Twin Waters development of 64 lots and the larger Rouse Hill Regional Centre – of up to 1,800 lots - will commence construction this year. We are now reviewing our future strategy for this sector.

I have already touched on the Joint Venture, but it is worth highlighting the key performance metrics:

The Joint Venture contributed $20.2 million or 1 cent per security to distributions in the second half of 2005 – this is forecast to increase to 2.75 cents per security in 2006.

This figure was outlined in the forecasts in the Explanatory Memorandum and included a contribution from Babcock & Brown under arrangements put in place to underpin returns during the initial stages of operation due to the difficulty in forecasting the timing of acquisitions.

To date we have secured $3.5 billion in assets across a range of markets, representing 64% of our investment target of $5.5 billion by the end of this year.

As you can see we have a solid start on creating scaleable portfolios each with their own clear strategy and characteristics:

German residential is one of our first investments and we now have a broad portfolio located throughout Germany of around 20,000 apartments; In 2005 we realised a good profit on the sale of some of our first investments, demonstrating the strength of demand for this type of investment; With current assets valued at $1.36 billion we are happy with our scale and diversity of investment in this sector.

Our European Retail portfolio has 30 assets in Germany, Poland and the Czech Republic; Our strategy is to aggregate a portfolio of retail assets leased to quality tenants with strong covenants, producing secure cashflows.

The assets have a range of retail formats ranging from single tenanted standalone assets in Germany to more traditional style shopping centres in Poland and Prague.

Our European light industrial portfolio is targeting a value of $1.2 billion and is well on the way to this target with 26 assets in Germany, France and the Netherlands; These assets are well located, relatively small units leased to over 300 tenants, providing diversity of income and the potential to add value through active management.

We are starting to build scale in the German office markets; and in this sector are aggregating a portfolio of assets located in secondary cities which we believe have solid prospects as markets strengthen.

And finally we have a 90% interest in six retail centres in the south-eastern United States. This is a solid initial investment in a sector which we believe we can add value to through the application of our team's retail skills and experience.

Each of these portfolios provide attractive investment returns through stable cashflows and therefore have the potential to be securitised in some form.

Our balance sheet is something we are also focussed on – we had gearing of around 35% at December and maintain a limit of 40%. We recently accessed the debt markets to issue $700 million of Medium Term notes and the demand and pricing for these securities was indicative of our access to competitively priced debt.

Before going to the video I would like to briefly recap our strategy and to highlight to you that we are continuing to work to evolve GPT and constantly seek to improve not only our returns but our diversity and quality.

The core portfolio in Australia remains our largest investment and we continue to look to drive performance through our operating activities and through acquisitions and developments which can deliver long term performance and ensure the relevance of our assets to their users into the future. We have been successful so far in securing further opportunities such as our interest in Highpoint and additional industrial assets which not only add quality assets to the portfolio but secure future development and expansion potential.

In the Joint Venture we are continuing to work to meet our investment target and are well progressed in this respect – with the pipeline strong and well established portfolio strategies.

And finally we are looking to the future – at the next stage of growth and evolution for GPT to ensure that we remain competitive and continue to evolve. For example, we are increasingly turning our attention to funds management opportunities which can tap into the increasing global demand for real estate investments.

So its been a busy year – one which we are proud of in terms of not only the changes we have implemented but the value we have delivered for our investors and the solid base this has created on which to build a bright future for you our owners.

We remain excited by the prospects for GPT and confident that we can deliver not only on our forecast for 2006 but on our long term strategy of delivering stability, growth and value.

We will now show you a visual record of some of the past year's achievements.



Annual General Meeting

18 April 2006



The GPT Group





Donna Byrne

Head of Investor Relations and Corporate Affairs

GPT
The GPT Group



Peter Joseph

Chairman

GPT
The GPT Group



Nic Lyons

Chief Executive Officer & Managing Director


GPT
The GPT Group



Internalisation Proposal

The GPT Group

Proposal Overview

- Internalisation of management
- Creation of Joint Venture with Babcock & Brown
- Sale of part interests in three assets



Internalisation of Management

- GPT team operating from MLC Centre 6 June 2005
- Transition complete 15 August 2005
- Motivated team
    - Performance orientated
    - Strong culture
- Costs in line with forecast


GPT
The GPT Group



European Retail, Germany

Joint Venture

- Initial 'growth engine' for GPT
  - Limited to 15% total assets
  - Clear strategic objectives
- Dedicated team in place
- Significant investment portfolio established
  - $3.5 billion (Feb 06)*
  - Diversified by country/sector

* Includes assets under contract


GPT
The GPT Group

Joint Venture: Portfolio Diversity

JV FUND PORTFOLIO:*
Asset Sector by Value (AUD)



Light Industrial 15%
Office 8%
Residential 39%
Retail 38%

JV FUND PORTFOLIO:*
Geographic Distribution by Value (AUD)



Poland 2%
Czech Republic 5%
United States 16%
France 1%
Netherlands 6%
Germany 70%

*At mid Feb 2006

The GPT Group


European Office, Germany

Proposal

- Foreign debt in place
- Currency hedging implemented
- Penrith & Woden Plaza transactions implemented


GPT
The GPT Group





European Industrial, Germany

Benefits

- Stronger distribution and price performance
- Fee saving
- Lower management expense ratio
- Stronger growth outlook

Financial Performance

GPT
The GPT Group



2005 Financial Performance

- Presentation impacted by new reporting standards
- Strong operating metrics
- Performance in line with Explanatory Memorandum forecasts


GPT
The GPT Group



Results in line with EM Forecasts

	EM Forecast ($m)*	Actuals ($m)
Property Income	643.3	641.3
JV Income	20.2	20.2
Trust Expenses	(6.0)	(7.2)
Management & Admin	(28.0)	(27.6)
Net Interest – domestic	(137.5)	(134.4)
Total Distribution	**492.0**	**492.3**

*Adjusted to remove the impact of the sale of an interest in Sunshine Plaza

The GPT Group

Strong Operating Performance

	2002	2003	2004	2005**
Distribution (cps)	20.4	21.2	22.0	**24.4**
Growth	2.5%	3.9%	3.8%	10.9%
Earnings (cps)	20.4	21.6	21.3	**24.4**
Underlying growth*	3.6%	3.1%	3.1%	14.5%
NTA per security	$2.60	$2.73	$3.02	**$3.16**
1 yr Return	12.8%	8.2%	33.6%	16.7%

*Excludes the impact of the change in fee, performance fees paid and costs associated with Lend Lease merger proposal, the Stockland takeover offer and internalisation proposal.

**Growth based on previous corresponding period. Excludes the impact of the adoption of A-IFRS on the financial statements. Earnings per security is before fair value adjustments, recognition of rent frees, amortisation of lease incentives, profit on disposal of properties, cost associated with internalisation and finance costs to securityholders.


GPT
The GPT Group

GPT Price vs Index



Index
GPT
$
2,500
2,000
1,500
1,000
500
0
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Dec-95
May-96
Nov-96
May-97
Oct-97
Apr-98
Sep-98
Mar-99
Aug-99
Feb-00
Jul-00
Jan-01
Jun-01
Dec-01
May-02
Nov-02
Apr-03
Oct-03
Mar-04
Sep-04
Feb-05
Aug-05
Jan-06

GPT
The GPT Group

Asset Breakdown (31 December 2005)


Hotels
9%
Industrial
4%
Urban Communities
1%
Office
34%
JV*
8%
Retail
44%

* Represents equity contributed

The GPT Group

Highpoint Shopping Centre, VIC


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2006
WASH, D.C.
190
SECTION

Highpoint Shopping Centre


GPT
The GPT Group





Highpoint Shopping Centre, VIC

Key Results

- Comparable income up 4.3%
- Strong sales and operating results*
  - Total centre comparable MAT growth 3.6%
  - Specialty comparable MAT growth 3.3%
  - Regional specialty sales/sqm $9,083
  - Regional specialty occupancy costs 14.7%
- Occupancy high and arrears low

* Excludes centres impacted by development

Melbourne Central

- $260 million (100%) redevelopment
- Complete September 2005
- Trading well
- 8% yield on cost


Melbourne Central


Menzies Alley

Penrith Plaza, NSW

Penrith
($70 million: 50%)

9% yield on cost
Complete November 2005
Fully leased

Macarthur Square
($109 million: 50%)

8% yield on cost
Complete March 2006


GPT

The GPT Group



Rouse Hill Town Centre, NSW

Rouse Hill Town Centre

($470 million: 100%)

Due to complete early 2008

GPT
The GPT Group



Darling Park 3, NSW

Office

The GPT Group

Darling Park 3

- Completes large scale Darling Park Complex



Darling Park 3, NSW


National@Docklands, VIC

Key Results

- Comparable income flat
- Occupancy increased to 94.9%*
- 108,000 sqm leased to Dec 05
  - — Terms agreed over an additional 36,400 sqm
- Limited short term expiry

* Excluding Darling Park 3


GPT
The GPT Group



Lizard Island, QLD

Hotel/Tourism

GPT
The GPT Group

Key Results

- Comparable income up 8.9%
- Strong performance
  - — Ayers Rock Resort
  - — Four Points by Sheraton, Sydney
  - — Brisbane Holiday Inn
- Lodges portfolio
  - — El Questro Resort acquired
  - — Focussed on increasing offshore demand


Uluru, NT

The GPT Group



Quad 3, NSW

Industrial/Business Park

The GPT Group



Figtree Drive, NSW

Key Results

- Comparable income up 7.5%
- Occupancy 98.4% (incl. land leases)
- Long average lease term – 6.1 years
- Developments underway
  - Two facilities at Austrak
  - Quad 4
- Acquisitions
  - 5 Figtree Drive, Homebush Bay, NSW
  - 973 Fairfield Rd, Yeerongpilly, QLD
  - Six assets acquired February 2006


Twin Waters, QLD

Urban Communities

GPT
The GPT Group


BAUHAUS
STAPLES

European Retail, Germany

Joint Venture

GPT
The GPT Group



European Office, Germany

Key Results

- Distribution of 1.0 cps (6 months)
  - Babcock & Brown contribution of $5.8m
- Acquisition program well advanced
  - $3.5 billion (Feb 2006)*
  - Pipeline remains strong
- Well placed to achieve forecasts
  - On track to be fully invested end 2006
  - 2.75 cps distribution forecast 2006

* Includes completed and under contract



European Retail, Germany

Key Results

- German Residential
  - Portfolio value $1.36 billion
- European Retail
  - Portfolio value $865 million
- European Light Industrial
  - Portfolio value $538 million
- German Office
  - Portfolio value $300 million
- US Retail
  - Portfolio value $471 million

The GPT Group

German Residential


Hamburg
Salzgitter
Berlin
Muenster
GERMANY
Frankfurt
Munich

- Over 20,000 units*
- Range of locations across Germany

* Includes commercial & retail units

The GPT Group

European Retail


Hamburg
Bydgoszcz
WARSAW
GERMANY
Berlin
POLAND
Krakow
CZECH
PRAGUE
REPUBLIC
Munich

- 30 assets
- 300,000 sqm

The GPT Group

European Light Industrial


NETHERLANDS
Amsterdam
Rotterdam
BERLIN
GERMANY
Dusseldorf
PARIS
Frankfurt
Munich
FRANCE

- 26 assets
- Over 300 tenants
- 540,000 sqm

The GPT Group



Key Results

- German Residential
  - Portfolio value $1.36 billion
- European Retail
  - Portfolio value $865 million
- European Light Industrial
  - Portfolio value $538 million
- German Office
  - Portfolio value $300 million
- US Retail
  - Portfolio value $471 million



European Residential, Germany

Capital Management

- Total assets $10.4 billion
- Gearing 35%
- Recent MTN issue well received
- Current effective interest rate 5.45%
  - Weighted average length of debt 3 years

GPT
The GPT Group

GPT Strategy

- Core portfolio
  - Ongoing active management to drive returns
  - Expansion through acquisitions and developments
- Joint Venture
  - Continued focus on converting pipeline assets, stable cashflows/ locked in funding spreads
  - Establishment of funds management platform
- GPT positioning
  - Identify additional growth opportunities (businesses/sectors)

In Summary

- Strong 2005 results
  - — Delivered on forecast distribution of 24.4 cps
  - — Transition successfully implemented
  - — Strong performance from core portfolio
  - — JV investment well progressed

- Outlook
  - — On track to deliver on 2006 forecasts